

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 15, 2010

<u>via U.S. mail and facsimile</u>

Antoine Frérot, CEO
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

> **RE: Veolia Environnement**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-15248**

Dear Mr. Frérot:

   We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief